================================================================================


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                          LIONBRIDGE TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  Common Stock
                                 $0.01 par value
                         (Title of Class of Securities)

                             -----------------------

                                     536252
                                 (CUSIP Number)

                        Morgan Stanley Dean Witter & Co.
                       (Name of Persons Filing Statement)

                                Stephanie Holmes
                        Morgan Stanley Dean Witter & Co.
                                  1585 Broadway
                            New York, New York 10036
                              Tel. No. 212-761-4000

                                 with a copy to:

                                  John A. Bick
                              Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                             Tel. No.: 212-450-4350
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 25, 1999
             (Date of Event which Requires Filing of this Statement)

                             -----------------------



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

================================================================================

                                               SCHEDULE 13D

CUSIP No. 536252                                                               Page  Pages

       1            NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Morgan Stanley Dean Witter & Co.

       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                          (a)  [ ]
                                                                                          (b)  [ ]

       3            SEC USE ONLY

       4            SOURCE OF FUNDS*

                    Not applicable

       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                    ITEMS 2(d) or 2(e)                                                         [ ]

       6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    DE

               NUMBER OF SHARES                        7         SOLE VOTING POWER
             BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                               -0-
                     WITH
                                                       8         SHARED VOTING POWER

                                                                 4,619,546

                                                       9         SOLE DISPOSITIVE POWER

                                                                 -0-

                                                       10        SHARED DISPOSITIVE POWER

                                                                 4,619,546

       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,619,546 - See Item 5

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [ ]
                    CERTAIN SHARES*

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.4%  - See Item 5

       14           TYPE OF REPORTING PERSON*

                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   SCHEDULE 13D

CUSIP No. 536252                                                               Page  Pages

       1            NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Morgan Stanley Venture Capital II, Inc.

       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                          (a)  [ ]
                                                                                          (b)  [ ]

       3            SEC USE ONLY

       4            SOURCE OF FUNDS*

                    OO

       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                    ITEMS 2(d) or 2(e)                                                         [ ]

       6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    DE

               NUMBER OF SHARES                        7         SOLE VOTING POWER
             BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                               -0-
                     WITH
                                                       8         SHARED VOTING POWER

                                                                 4,619,546

                                                       9         SOLE DISPOSITIVE POWER

                                                                 -0-

                                                       10        SHARED DISPOSITIVE POWER

                                                                 4,619,546

       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,619,546 - See Item 5

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [ ]
                    CERTAIN SHARES*

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    30.4% - See Item 5

       14           TYPE OF REPORTING PERSON*

                    CO, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                  SCHEDULE 13D

CUSIP No.536252                                                               Page  Pages

       1           NAME OF REPORTING PERSON
                   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   Morgan Stanley Venture Partners II, L.P.

       2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                          (a)  [ ]
                                                                                          (b)  [ ]

       3           SEC USE ONLY

       4           SOURCE OF FUNDS*

                   OO

       5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                   ITEMS 2(d) or 2(e)                                                          [ ]

       6           CITIZENSHIP OR PLACE OF ORGANIZATION

                   DE

               NUMBER OF SHARES                       7         SOLE VOTING POWER
            BENEFICIALLY OWNED BY
            EACH REPORTING PERSON                                -0-
                     WITH
                                                      8         SHARED VOTING POWER

                                                                4,619,546

                                                      9         SOLE DISPOSITIVE POWER

                                                                -0-

                                                      10        SHARED DISPOSITIVE POWER

                                                                4,619,546

      11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   4,619,546 - See Item 5

      12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                      [ ]
                   CERTAIN SHARES*

      13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                   30.4% - See Item 5

      14           TYPE OF REPORTING PERSON*
                   PN, IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   SCHEDULE 13D

CUSIP No. 536252                                                               Page  Pages

       1            NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Morgan Stanley Venture Capital Fund II Annex, L.P.

       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                          (a)  [ ]
                                                                                          (b)  [X]

       3            SEC USE ONLY

       4            SOURCE OF FUNDS*

                    OO

       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                    ITEMS 2(d) or 2(e)                                                         [ ]

       6            CITIZENSHIP OR PLACE OF ORGANIZATION

                    DE

               NUMBER OF SHARES                        7         SOLE VOTING POWER
             BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                               -0-
                     WITH
                                                       8         SHARED VOTING POWER

                                                                 4,063,852

                                                       9         SOLE DISPOSITIVE POWER

                                                                 -0-

                                                       10        SHARED DISPOSITIVE POWER

                                                                 4,063,852

       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    4,063,852 - See Item 5

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [ ]
                    CERTAIN SHARES*

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    26.7% - See Item 5

       14           TYPE OF REPORTING PERSON*
                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                   SCHEDULE 13D

CUSIP No. 536252                                                               Page  Pages

       1            NAME OF REPORTING PERSON
                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                    Morgan Stanley Venture Investors Annex, L.P.

       2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                                          (a)  [ ]
                                                                                          (b)  [X]

       3            SEC USE ONLY

       4            SOURCE OF FUNDS*

                    OO

       5            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
                    ITEMS 2(d) or 2(e)                                                         [ ]

       6            CITIZENSHIP OR PLACE OF ORGANIZATION
                    DE

               NUMBER OF SHARES                        7         SOLE VOTING POWER
             BENEFICIALLY OWNED BY
             EACH REPORTING PERSON                               -0-
                     WITH
                                                       8         SHARED VOTING POWER

                                                                 555,694

                                                       9         SOLE DISPOSITIVE POWER

                                                                 -0-

                                                       10        SHARED DISPOSITIVE POWER

                                                                 555,694
       11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    555,694 - See Item 5

       12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                     [ ]
                    CERTAIN SHARES*

       13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.7% - See Item 5

       14           TYPE OF REPORTING PERSON*
                    PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         Item 1.  Security and Issuer.

         The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the "Common Stock") of Lionbridge Technologies, Inc., a Delaware corporation ("Lionbridge"). The principal executive offices of Lionbridge are located at 950 Winter Street, Waltham, MA 02451.

         As more fully described in Item 4 below, at the time of the initial public offering, the Funds (as defined below) beneficially owned 4,000,002 shares of Common Stock of Lionbridge Common Stock upon the automatic conversion of certain convertible preferred shares, and warrants to acquire 255,544 shares of Common Stock that may be redeemed at any time for shares of Common Stock at an exercise price of $0.015 per share (the "Warrants"), which Warrants are expected to be exercised promptly following the initial public offering, subject to compliance with applicable law. In addition, the Funds, in the aggregate, purchased 364,000 shares of Common Stock in the initial public offering, such that the Funds beneficially owned, in the aggregate and including the Common Stock underlying the Warrants, 4,619,546 shares of Common Stock subsequent to the closing of the initial public offering.

         Item 2.  Identity and Background.

         This Schedule 13D is being filed jointly on behalf of the following persons (collectively, the "Reporting Persons"): (1) Morgan Stanley Dean Witter & Co., a Delaware corporation ("Morgan Stanley Dean Witter"), (2) Morgan Stanley Venture Capital II, Inc., a Delaware corporation ("MSVC II Inc."), (3) Morgan Stanley Venture Partners II, L.P., a Delaware limited partnership, ("MSVP II, L.P."), (4) Morgan Stanley Venture Capital Fund II Annex, L.P., a Delaware limited partnership ("MSVCF IIA, L.P."), and (5) Morgan Stanley Venture Investors Annex, L.P., a Delaware limited partnership ("MSVIA, L.P.," and, together with MSVCF IIA, L.P., the "Funds").

         The general partner of each of the Funds is MSVP II, L.P. The managing general partner of MSVP II, L.P. is MSVC II, Inc. a wholly owned subsidiary of Morgan Stanley Dean Witter.

         The address of the principal business and office of the Funds, MSVP II, L.P. and MSVC II, Inc. is 1221 Avenue of the Americas, New York, New York 10020-0001. The address of the principal business and principal office of Morgan Stanley Dean Witter is 1585 Broadway, New York, New York 10036.

         During the past five (5) years, neither any of the Reporting Persons nor, to the best knowledge of any of the Reporting Persons, any of the other persons listed on Schedules A and B attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

         Item 3.   Source and Amount of Funds or Other Consideration.

         The general and limited partners of the Funds contributed, in the aggregate, $9,640,000 for 4,364,002 shares of Common Stock. The exercise price with respect to the Warrants, either directly or through net issuance, is $3,833.00. See also Item 4.

         Item 4. Purpose of Transaction.

         On December 23, 1996, Lionbridge issued and sold in a private placement 6,000,000 shares of its Series A convertible preferred stock to the Funds for an aggregate of $6,000,000, which converted in part into cash and in part into 4,000,002 shares of Common Stock upon the closing of the initial public offering. In March 1999, Lionbridge and Lionbridge Technologies Holdings, B.V. borrowed an aggregate of $2,000,000 from the Funds under 12% senior subordinated notes due March 9, 2006 and issued the Warrants to the Funds. In connection with the initial public offering, the Funds are expected to exercise the Warrants promptly following the initial public offering, subject to compliance with applicable law. During the initial public offering, the Funds also purchased an additional 364,000 shares of Common Stock at the public offering price of $10.00 per share.

         Subsequent to the closing of the initial public offering and after the conversion of the Series A convertible preferred stock, the purchase of shares in the initial public offering and assuming the exercise of the Warrants, the Funds beneficially own an aggregate of 4,619,546 shares of Common Stock of Lionbridge, which represents approximately 30.4% of the outstanding capital stock of Lionbridge.

         Registration Rights. Pursuant to a Second Restated Registration Rights Agreement dated as of February 26, 1999 between, inter alia, Lionbridge and the Funds (the "Registration Rights Agreement"), the Funds have certain rights with respect to the registration by Lionbridge of their shares under the Securities Act of 1933, as amended (the "Securities Act").

         Under the Registration Rights Agreement, the Funds may require that Lionbridge register shares beneficially owned by the Funds if Lionbridge proposes to register any of its shares with the Securities and Exchange Commission (the "Commission"). In addition, six months after the initial public offering, the holders of at least 40% of the then-outstanding shares subject to the Registration Rights Agreement are entitled to request that Lionbridge file a registration statement under the Securities Act covering the sale of some or all of the shares held by the requesting holder or holders. Upon the receipt of such a request, Lionbridge is generally required to use its best efforts to effect a registration. Lionbridge is not required to effect more than two demand registrations for the Funds and each demand registration must cover the sale of shares of common stock representing at least 20% of the shares subject to the Registration Rights Agreement or any lesser percentage, so long as the anticipated offering price for these shares exceeds $5,000,000.

         Once Lionbridge has qualified to use Form S-3 to register securities under the Securities Act, the Funds have the right to request that Lionbridge file a registration statement on Form S-3 or any successor form for a public offering of all or any portion of the Funds, shares, provided that the reasonably anticipated aggregate price to the public of such offering would be at least $1,000,000. Upon the receipt of such a request, Lionbridge is generally required to use its best efforts to effect a registration.

         In general, all expenses of such registrations, other than underwriting discounts and selling commission, will be borne by Lionbridge.

         Subject to market conditions and other factors, the Funds or other affiliates of Morgan Stanley may acquire or dispose of shares of Lionbridge from time to time in future open-market, privately negotiated or other transactions.

         Item 5.  Interest in Securities of the Issuer.

         The Funds have acquired and, for purposes of Rule 13d-3 promulgated under the Exchange Act, may be deemed to own beneficially, in the aggregate, 4,619,546 shares of Common Stock. The Common Stock held by the Funds, including the Warrants exercisable for shares of Common Stock, represents approximately 30.4% of the voting stock of Lionbridge.

         Each of Morgan Stanley, MSVC II, Inc. and MSVP II, L.P. may be deemed to have shared voting and dispositive power with respect to the Common Stock beneficially held by the Funds.

         Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         See response to Item 4.

         Except for the agreements described in the response to Item 4, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of Lionbridge, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

         Item 7.  Material to be Filed as Exhibits.

         Exhibit 1:  Joint filing agreement among the Reporting Persons

         Exhibit 2:  Power of Attorney

         Exhibit 3:  Second Restated Registration Rights Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 1999

                                           MORGAN STANLEY DEAN WITTER & CO.


                                           By: /s/ Stephanie Holmes
                                               -----------------------------
                                               Name: Stephanie Holmes
                                               Title: Authorized Signatory

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 1999

                                         MORGAN STANLEY VENTURE CAPITAL II, INC.


                                         By: /s/ Debra Abramovitz
                                             -----------------------------------
                                               Name: Debra Abramovitz
                                               Title: Vice President

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 1999

                                   MORGAN STANLEY VENTURE PARTNERS II, L.P.

                                   By   MORGAN STANLEY VENTURE CAPITAL II, INC.
                                        its Managing General Partner


                                   By:   /s/ Debra Abramovitz
                                         -----------------------------------
                                         Name: Debra Abramovitz
                                         Title:   Vice President

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 2, 1999

                                MORGAN STANLEY VENTURE CAPITAL FUND II
                                 ANNEX, L.P.

                                   By: Morgan Stanley Venture Partners II, L.P.
                                           its General Partner

                                   By: Morgan Stanley Venture Capital II, Inc.,
                                           its Managing General Partner

                                By: /s/ Debra Abramovitz
                                    ------------------------------------------
                                    Name: Debra Abramovitz
                                    Title: Vice President

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  September 2, 1999

                                   MORGAN STANLEY VENTURE INVESTORS
                                      ANNEX, L.P.

                                    By: Morgan Stanley Venture Partners II, L.P.
                                             its General Partner

                                    By: Morgan Stanley Venture Capital II, Inc.,
                                             its Managing General Partner

                                   By: /s/ Debra Abramovitz
                                       ----------------------------------------
                                       Name: Debra Abramovitz
                                       Title:   Vice President

                                                                      SCHEDULE A


                        Executive Officers and Directors
                                       of
                     Morgan Stanley Venture Capital II, Inc.

     The names of the Directors and the names and titles of the Executive Officers of Morgan Stanley Venture Capital II, Inc. ("MSVC II, Inc.") are set forth below. The principal occupation for each of the persons listed below is as an officer of Morgan Stanley & Co. Incorporated. If no address is given, the Director's or Executive Officer's business address is that of Morgan Stanley & Co. Incorporated at 1221 Avenue of the Americas, New York, New York 10020. Unless otherwise indicated, each title set forth opposite an individual's name refers to MSVC II, Inc. and each individual is a United States citizen.


   Name, Business Address                               Executive Officer Title
   ----------------------                               -----------------------
*  Guy L. de Chazal                                     Chairman
*  Alan E. Goldberg                                     Chief Executive Officer
   Ghassan J. Beijani                                   Vice President
   Jeffrey J. Booth                                     Vice President
*  Scott S. Halsted                                     Vice President
*  William J. Harding                                   Vice President
*  Mian Fazle Husain**                                  Vice President
*  Robert J. Loarie                                     Vice President
   Gary M. Stein                                        Vice President
   Noah J. Walley                                       Vice President
   Kenneth F. Clifford                                  Vice President
                                                        Chief Financial Officer
   Debra Abramovitz                                     Vice President
                                                        Treasurer
   John B. Ehrenkranz                                   Director
   Dennis G. Sherva                                     Director



   ----------
    *Director
   **Citizen of Pakistan

                                                                       EXHIBIT 1


                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.01, of Lionbridge America, Inc., a Delaware corporation and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by Section 13d-1(f)(l)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.



MORGAN STANLEY DEAN WITTER & CO.    MORGAN STANLEY VENTURE PARTNERS III, L.P.

By: /s/ Stephanie Holmes            By: Morgan Stanley Venture Capital II, Inc.,
    -----------------------          its Managing General Partner
Name: Stephanie Holmes
Title: Authorized Signatory

                                    By /s/ Debra Abramovitz
                                       -----------------------
                                    Name: Debra Abramovitz
                                    Title: Vice President

MORGAN STANLEY VENTURE CAPITAL II,  MORGAN STANLEY VENTURE CAPITAL FUND II
INC.,                               ANNEX, L.P.

                                    By: Morgan Stanley Venture Partners II, L.P.
                                    its General Partner

By: /s/ Debra Abramovitz
    -----------------------         By: Morgan Stanley Venture Capital II, Inc.,
Name: Debra Abramovitz              its Managing General Partner
Title: Vice President

                                    By: /s/ Debra Abramovitz
                                       ------------------------
                                    Name: Debra Abramovitz
                                    Title: Vice President

                                    MORGAN STANLEY VENTURE  INVESTORS
                                    ANNEX, L.P.

                                    By: Morgan Stanley Venture Partners II, L.P.
                                    its General Partner

                                    By Morgan Stanley Venture Capital II, Inc.,
                                     its Managing General Partner


                                    By: /s/ Debra Abramovitz
                                       ------------------------
                                    Name: Debra Abramovitz
                                    Title: Vice President

                                                                       EXHIBIT 2





                        MORGAN STANLEY DEAN WITTER & CO.

                             SECRETARY'S CERTIFICATE


     I, Charlene Herzer, a duly elected and acting Assistant Secretary of Morgan Stanley Dean Witter & Co., a corporation organized and existing under the laws of the State of Delaware (the "Corporation'), certify that, as approved by the Board of Directors at a Meeting held on June 15, 1999, Stephanie Holmes is authorized to sign any documents on behalf of the Corporation which are to be filed with any government or regulatory agency in connection with the Merchant Banking division.

     IN WITNESS WHEREOF, I have hereunto set my name and affixed the seal of the Corporation as of the 2nd day of September, 1999.


                                                      /s/ Charlene Herzer
                                                      ----------------------
                                                          Charlene Herzer


[SEAL]

                                                                       EXHIBIT 3


                 Second Restated Registration Rights Agreement


     Agreement dated as of the 26th day of February, 1999 by and among Lionbridge Technologies Holdings, Inc., a Delaware corporation (the "Company"), each of the other parties listed on the signature pages hereto (the "Prior Investors"), Capital Resource Lenders III, L.P. ("CRL") and Morgan Stanley Venture Capital Fund II Annex, L.P. and Morgan Stanley Venture Investors Annex, L.P. (collectively, "Morgan Stanley").

     WHEREAS, Lionbridge Technologies, Inc. ("LTI"), the Company and the Prior Investors entered into a Restated Registration Rights Agreement dated as of February 9, 1998 (the "Prior Registration Rights Agreement") in connection with the issuance of equity interests in the Company to the Prior Investors in exchange for all of the shares of capital stock in LTI and Lionbridge Technologies Holdings B.V. ("LTHBV") then held by such Prior Investors;

     WHEREAS, The Company and CRL are entering into a First Amended and Restated Senior Subordinated Note and Warrant Purchase Agreement, dated as of February 26, 1999, (the "CRL Note and Warrant Purchase Agreement") pursuant to which CRL will purchase from the Company a First Amended and Restated Senior Subordinated Note and warrants to purchase up to 2,051,818 shares of Common Stock (as defined below) of the Company; and

     WHEREAS, LTHBV and CRL are entering into a Senior Subordinated Note Purchase Agreement, dated as of February 26, 1999, (the "CRL/LTHBV Note Purchase Agreement") pursuant to which CRL will purchase from LTHBV a Senior Subordinated Note; and

     WHEREAS, LTHI and Morgan Stanley will enter into a Senior Subordinated Note and Warrant Purchase Agreement (the "Morgan Stanley Note and Warrant Purchase Agreement") pursuant to which Morgan Stanley will purchase from LTHI a Senior Subordinated Note and warrants to purchase shares of Common Stock (as defined below) of LTHI; and

     WHEREAS, Lionbridge Technologies Holdings B.V. ("LTHBV") and Morgan Stanley are entering into a Senior Subordinated Note Purchase Agreement (the "Morgan Stanley/LTHBV Note Purchase Agreement") pursuant to which Morgan Stanley will purchase from LTHBV a Senior Subordinated Note; and

     WHEREAS, LTI, the Company, and the Prior Investors desire to terminate the Prior Registration Rights Agreement and enter into a Second Restated Registration Rights Agreement with the Company, CRL and Morgan Stanley in order to induce CRL and Morgan Stanley to enter into the CRL Note and Warrant Purchase Agreement, the CRL/LTHBV Note Purchase Agreement, the Morgan Stanley Note and Warrant Purchase Agreement and the Morgan Stanley/LTHBV Note Purchase Agreement.

     NOW, THEREFORE, in consideration of the premises and the agreements herein contained, and intending to be bound hereby, the parties hereby agree as follows:

     1. Definitions.

     1.1 Certain Definitions. As used in this Agreement, the following terms shall have the following respective meanings:

     "Affiliate" means, with respect to any Prior Investor, CRL or Morgan Stanley, any Person directly or indirectly controlling, controlled by, or under common control with such Person.

     "Commission" means the Securities and Exchange Commission, or any other Federal agency at the time administering the Securities Act (as defined below).

     "Common Stock" means the common stock, $.01 par value per share, of the Company.

     "Common Stockholders" means the holders of Common Stock issued and outstanding on the date hereof and any persons or entities to whom the rights granted under this Agreement are transferred by any Common Stockholders, their successors or assigns pursuant to this Agreement.

     "Company" means Lionbridge Technologies Holdings, Inc.

     "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

     "Person" means an individual, corporation, partnership, association, trust or other entity or organization.

     "Preferred Stockholders" means the Prior Investors and any persons or entities to whom the rights granted under this Agreement are transferred by any Prior Investors, their successors or assigns pursuant to Section 2 hereof.

     "Registration Statement" means a registration statement filed by the Company with the Commission for a public offering and sale of Common Stock (other than a registration statement on Form S-8 or Form S-4, or their successors, or any other form for a similar limited purpose, or any registration statement covering only securities proposed to be issued in exchange for securities or assets of another corporation).

     "Registration Expenses" means the expenses described in Section 2.5.

     "Registrable Common Shares" means the shares of Common Stock of the Company issued and outstanding on the date hereof, any other shares of Common Stock of the Company issued in respect of the Registrable Common Shares (because of stock splits, stock dividends, reclassifications, recapitalizations, or similar events), and any shares of Common Stock issued upon the exercise of stock options granted pursuant to option agreements that expressly provide that the option recipient shall be entitled to demand registration rights with respect to the shares of Common Stock issuable upon exercise of such options.

     "Registrable Shares" means (i) the shares of Common Stock issued or issuable upon conversion of the shares of Series C Convertible Preferred Stock, $.01 par value per share (the "Series C Preferred") into which the Series A Preferred are then convertible, (ii) any other shares of Common Stock of the Company issued in respect of the Series A Preferred (because of stock splits, stock dividends, reclassifications, recapitalizations, or similar events), and
(iii) any shares of Common Stock issued or issuable upon exercise of the Warrants. Wherever reference is made in this Agreement to a request or consent of holders of a certain percentage of Registrable Shares, or to a number or percentage of Registrable Shares held by a Stockholder (as defined below), such reference shall include shares of Common Stock (a) issuable upon conversion of the Series C Preferred issued; (b) issuable upon conversion of the Series A Preferred; or (c) issuable upon exercise of the Warrants even though such conversion or exercise has not yet been effected.

     "Securities Act" means the Securities Act of 1933, as amended, or any similar Federal statute, and the rules and regulations of the Commission issued under such Act, as they each may, from time to time, be in effect.

     "Series A Preferred" shall mean all shares of Series A Convertible Preferred Stock, $.01 par value per share, of the Company.

     "Stockholders" means the Common Stockholders, the Preferred Stockholders, CRL and Morgan Stanley.

     "Warrants" shall mean the Common Stock Purchase Warrants to purchase Common Stock issued to CRL pursuant to the CRL Note and Warrant Purchase Agreement and to be issued to Morgan Stanley pursuant to the Morgan Stanley Note and Warrant Purchase Agreement.

     2. Registration Rights.

     2.1 Sale or Transfer of Shares; Legend.

     (a) The Registrable Shares and the Registrable Common Shares shall not be sold or transferred unless either (i) they first shall have been registered under the Securities Act, or (ii) the Company first shall have been furnished with an opinion of legal counsel, reasonably satisfactory to the Company, to the effect that such sale or transfer is exempt from the registration requirements of the Securities Act.

     (b) Each certificate representing the Registrable Shares and the Registrable Common Shares shall bear a legend substantially in the following form:

     "The shares represented by this certificate have not been registered under the Securities Act of 1933, as amended (the "Act"), or applicable state securities laws and may not be transferred or otherwise disposed of unless and until such shares are registered under the Act and such laws or (1) registration under applicable state securities laws is not required and
     (2) an opinion of counsel satisfactory to the Company is furnished to the Company to the effect that registration under the Act is not required."

     The foregoing legend shall be removed from the certificates representing any Registrable Shares and the Registrable Common Shares at the request of the holder thereof at such time as they become registered under the Securities Act or eligible for resale pursuant to Rule 144(k) under the Securities Act.

     2.2 Required Registrations.

     (a) If, at any time after the date two (2) years after the purchase of the Series A Preferred (but in no event within six (6) months after the effective date of any prior Company registration statement), within 90 days following receipt by the Company of written notice from a Preferred Stockholder, Preferred Stockholders, CRL, or Morgan Stanley holding (or intending to convert Series A Preferred or Warrants into) not less than forty percent (40%) of the then outstanding Registrable Shares, which written notice requests the Company to register at least twenty percent (20%) of the shares of Common Stock issued or issuable upon conversion of the Series C Preferred (issued or issuable upon conversion of the Series A Preferred) or upon exercise of the Warrants, or any lesser percentage, so long as the anticipated aggregate offering price for such shares exceeds $5,000,000, the Company shall use its best efforts to effect the registration of such Registrable Shares on Form S-1 or Form S-2 (or any successor forms) or other appropriate Registration Statement designated by such Preferred Stockholder, Preferred Stockholders, CRL or Morgan Stanley.

     (b) At any time after the Company becomes eligible to file a Registration Statement on Form S-3 (or any successor form relating to secondary offerings), a Preferred Stockholder, Preferred Stockholders, CRL or Morgan Stanley may request the Company, in writing, to effect the registration on Form S-3 (or such successor form), of the Registrable Shares of such Preferred Stockholder, Preferred Stockholders, CRL or Morgan Stanley having an aggregate offering price of at least $1,000,000 (based on the then current public market price). Thereupon, the Company shall, as expeditiously as possible, use its best efforts to effect the registration on Form S-3, or such successor form, of all Registrable Shares which the Company has been requested to register.

     (c) The Preferred Stockholders, CRL and Morgan Stanley shall have the right to require the Company to effect two demand registrations on Form S-1 or Form S-2 and an unlimited number of registrations on Form S-3 (or any successor forms) pursuant to this Section 2.2; however, a registration on Form S-1 or Form S-2 will not count for this purpose unless it becomes effective and holders are able to sell at least 50% of the Registrable Shares sought to be included in such registration. The Company shall not, however, register any additional shares of stock of the Company at the same time as a demand registration without the prior written consent of the holders of a majority of the Registrable Shares to be included in the demand registration.

     (d) If at the time of any request to register Registrable Shares pursuant to this Section 2.2, the Company is engaged or has fixed plans to engage within 30 days of the time of the request in a registered public offering as to which the Preferred Stockholders, CRL and Morgan Stanley may include Registrable Shares pursuant to Section 2.3 or is engaged in any other activity which, in the good faith determination of the Company's Board of Directors, would be adversely affected by the requested registration to the material detriment of the Company, then the Company may at its option direct that such request be delayed for a period not in excess of six (6) months from the effective date of such offering or the date of commencement of such other material activity, as the case may be, such right to delay a request to be exercised by the Company not more than once in any one-year period.

     2.3 Incidental Registration.

     (a) Whenever the Company proposes to file a Registration Statement, prior to such filing it shall give written notice to all Stockholders of its intention to do so, and upon the written request of a Stockholder or Stockholders given within 30 days after the Company provides such notice (which request shall state the intended method of disposition of such Registrable Shares or Registrable Common Shares), the Company shall cause all Registrable Shares and Registrable Common Shares which the Company has been requested to register to be registered under the Securities Act to the extent necessary to permit their sale or other disposition in accordance with the intended methods of distribution specified in the request of such Stockholder(s).

     (b) In connection with any offering under this Section 2.3 involving an underwriting, the Company shall not be required to include any Registrable Shares or Registrable Common Shares in such underwriting unless the holders thereof accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it, and then only in such quantity as will not, in the opinion of the underwriters, jeopardize the success of the offering by the Company. If in the opinion of the managing underwriter the registration of all, or part of, the Registrable Shares and Registrable Common Shares which the Stockholders have requested to be included would materially and adversely affect such public offering, then the Company shall be required to include in the underwriting only that number of Registrable Shares and Registrable Common Shares, if any, which the managing underwriter believes may be sold without causing such adverse effect. In the event of such a reduction in the number of shares to be included in the underwriting, all Stockholders of Registrable Shares and Registrable Common Shares who have requested registration shall participate in the underwriting pro rata based upon their total ownership of Registrable Shares and Registrable Common Shares (or in any other proportion as agreed upon by such Stockholders) and if any such Stockholders would thus be entitled to include more shares than such Stockholders requested to be registered, the excess shall be allocated among such other requesting holders pro rata based on their ownership of Registrable Shares and Registrable Common Shares. No other securities requested to be included in a registration for the account of anyone other than the Company or the Stockholders shall be included in a registration unless all Registrable Shares and Registrable Common Shares requested to be included in such registration are also included.

     (c) Holders of not less than fifty-one percent (51%) of the Registrable Common Shares may waive the rights contained in this Section 2.3 on behalf of all holders of Registrable Common Shares.

     2.4 Registration Procedures. If and whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any of the Registrable Shares and the Registrable Common Shares under the Securities Act, the Company shall:

     (a) file with the Commission a Registration Statement with respect to such Registrable Shares and Registrable Common Shares and use its best efforts to cause that Registration Statement to become and remain effective;

     (b) as expeditiously as possible prepare and file with the Commission any amendments and supplements to the Registration Statement and the prospectus included in the Registration Statement as may be necessary to keep the Registration Statement effective for a period of not less than 90 days from the effective date;

     (c) as expeditiously as possible furnish to each selling Stockholder such reasonable numbers of copies of the prospectus, including the preliminary prospectus, in conformity with the requirements of the Securities Act, and such other documents as the selling Stockholder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Shares and the Registrable Common Shares owned by the selling Stockholder; and

     (d) as expeditiously as possible use its best efforts to register or qualify the Registrable Shares and the Registrable Common Shares covered by the Registration Statement under the securities or Blue Sky laws of such states as the selling Stockholder shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the selling Stockholder to consummate the public sale or other disposition of the Registrable Shares and the Registrable Common Shares owned by the selling Stockholder in such jurisdictions; provided, however, that the Company shall not be required in connection with this paragraph (d) to qualify as a foreign corporation in any jurisdiction.

     If the Company has delivered preliminary or final prospectuses to selling Stockholders and after having done so the prospectus has been or is required to be amended to comply with the requirements of the Securities Act, or the Commission has issued a stop order or other suspension of effectiveness of a registration statement, the Company shall promptly notify the selling Stockholders and, if requested, the selling Stockholders shall immediately cease making offers of Registrable Shares and Registrable Common Shares and shall return all prospectuses to the Company. The Company shall promptly provide the selling Stockholders with revised prospectuses and, following receipt of the revised prospectuses, the selling Stockholder shall be free to resume making offers of the Registrable Shares and the Registrable Common Shares.

     2.5 Allocation of Expenses. The Company shall pay the Registration Expenses for (i) the demand registration on Form S-1 or Form S-2 (or any successor forms) and (ii) all demand registrations on Form S-3. If a registration on a Registration Statement other than Form S-3 (or any successor form) requested by the Stockholders pursuant to paragraph (a) of Section 2.2 is withdrawn at the request of the Stockholders requesting it (other than as a result of information concerning the business or financial condition of the Company that is made known to the Stockholders after the date on which such registration was requested) and if the requesting Stockholders holding a majority of the Registrable Shares and the Registrable Common Shares requested to be included in such registration elect not to have such registration counted as a registration requested under paragraph (a) of Section 2.2, the requesting Stockholders shall pay the Registration Expenses of such registration pro rata in accordance with the number of their Registrable Shares and Registrable Common Shares included in such registration. For purposes of this Section, the term "Registration Expenses" shall mean all expenses incurred by the Company in complying with this Section 2, including, without limitation, all registration and filing fees, exchange listing fees, printing expenses, fees and disbursements of counsel for the Company and one counsel for the selling Stockholders, out-of-pocket expenses of the Company and the underwriters, state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts and selling commissions and fees of more than one counsel for the selling Stockholders. Such underwriting discounts and selling commissions shall be borne pro rata by the selling Stockholders in accordance with the number of their Registrable Shares and Registrable Common Shares included in such registration.

     2.6 Indemnification. In the event of any registration of any of the Registrable Shares and the Registrable Common Shares under the Securities Act pursuant to this Agreement, then to the extent permitted by law the Company shall indemnify and hold harmless the seller of such Registrable Shares and Registrable Common Shares, each underwriter of such Registrable Shares and Registrable Common Shares and each other person, if any, who controls such seller or underwriter within the meaning of the Securities Act or the Exchange Act against any losses, claims, damages or liabilities, joint or several, to which such seller, underwriter or controlling person may become subject under the Securities Act, the Exchange Act, state securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any Registration Statement under which such Registrable Shares and

Registrable Common Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to such Registration Statement, or arise out of or are based upon the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading; and the Company shall reimburse each such seller, underwriter and controlling person for reasonable legal or any other expenses incurred by such seller, underwriter or controlling person in connection with investigating or defending any such loss, claim, damage, liability or action; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon any untrue statement or omission made in such Registration Statement, preliminary prospectus or final prospectus, or any such amendment or supplement, in reliance upon and in conformity with information furnished to the Company, in writing, by or on behalf of such seller, underwriter or controlling person specifically for use in the preparation thereof.

     In the event of any registration of any of the Registrable Shares and the Registrable Common Shares under the Securities Act pursuant to this Agreement, then to the extent permitted by law, each seller of Registrable Shares and Registrable Common Shares, severally and not jointly, shall indemnify and hold harmless the Company, each of its directors and officers and each underwriter (if any) and each person, if any, who controls the Company or any such underwriter within the meaning of the Securities Act or the Exchange Act, against any losses, claims, damages or liabilities, joint or several, to which the Company, such directors and officers, underwriter or controlling person may become subject under the Securities Act, Exchange Act, state securities laws or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of a material fact contained in any Registration Statement under which such Registrable Shares and Registrable Common Shares were registered under the Securities Act, any preliminary prospectus or final prospectus contained in the Registration Statement, or any amendment or supplement to the Registration Statement, or arise out of or are based upon any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, if the statement or omission was made solely in reliance upon and in conformity with information furnished in writing to the Company by or on behalf of such seller, specifically for use in connection with the preparation of such Registration Statement, prospectus, amendment or supplement; and such seller shall reimburse the Company for reasonable legal or other expenses incurred by the Company in connection with investigating or defending any such loss, claim, damage, liability or action.

     An underwriter shall not be entitled to indemnification pursuant to this subsection in the event that it fails to deliver to any selling Stockholder any preliminary or final or revised prospectus, as required by the rules and regulations of the Commission. Finally, no indemnification shall be provided pursuant to this subsection in the event that any error in a preliminary prospectus of the Company is subsequently corrected in the final prospectus of the Company for a particular offering, and such final prospectus is delivered to all purchasers in the offering prior to the date of purchase of the securities.

     Each party entitled to indemnification under this Section 2.6 (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or litigation, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); and, provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Section 2.6. The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay such expense if representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each Indemnified Party, consent to entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation, and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party.

     2.7 Indemnification with Respect to Underwritten Offerings. In the event that Registrable Shares and Registrable Common Shares are sold pursuant to a Registration Statement in an underwritten offering, the Company and the Stockholders whose shares are being registered agree to enter into an underwriting agreement containing customary representations and warranties with respect to the business and operations of an issuer of the securities being registered and customary covenants and agreements to be performed by such issuer, including without limitation customary provisions with respect to indemnification by the Company and such Stockholders of the underwriters of such offering.

     2.8 Information by Holder. Each holder of Registrable Shares and Registrable Common Shares included in any registration shall furnish to the Company such information regarding such holder and the distribution proposed by such holder as the Company may request in writing and as shall be required in connection with any registration, qualification or compliance referred to in this Section 2.

     2.9 Rule 144 Requirements. With a view to making available to the Stockholders the benefits of Rule 144 promulgated under the Securities Act and any other rule or regulation of the Commission that may at any time permit a Stockholder to sell securities of the Company to the public without registration, the Company agrees to use its best efforts to:

     (a) make and keep public information available, as those terms are understood and defined in Rule 144 under the Securities Act (at any time after it has become subject to the reporting requirements of the Exchange Act);

     (b) file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements); and

     (c) furnish to any holder of Registrable Shares and Registrable Common Shares upon request a written statement by the Company as to its compliance with the reporting requirements of said Rule 144 (at any time after 90 days after the closing of the first sale of securities by the Company pursuant to a Registration Statement), and of the Securities Act and the Exchange Act (at any time after it has become subject to such reporting requirements), a copy of the most recent annual or quarterly report of the Company, and such other reports and documents of the Company as such holder may reasonably request to avail itself of any similar rule or regulation of the Commission allowing it to sell any such securities without registration.

     2.10 Selection of Underwriter. In the case of any registration effected pursuant to Section 2.2, the Company shall have the right to designate the managing underwriter, subject to the approval of the requesting Stockholders, which approval shall not be unreasonably withheld or delayed.

     2.11 Restrictions on Other Agreements. The Company will not enter into any agreement with any party which by its terms grants any right superior to those of the Prior Investors, CRL and Morgan Stanley, relating to the registration of the Company's Common Stock without the consent of the holders of not less than fifty-one percent (51%) of the Registrable Shares then outstanding.

     2.12 Termination. The provisions of this Section 2 shall terminate on the earlier to occur of (i) the fifth (5th) anniversary of the date of the Company's Initial Public Offering; (ii) such time as a Prior Investor, CRL or Morgan Stanley remains an "affiliate" of the Company pursuant to Rule 144 and can sell all of his remaining Registrable Shares under Rule 144 within any three (3) month period; or (iii) such time as a Prior Investor, CRL or Morgan Stanley ceases to be an affiliate of the Company pursuant to Rule 144 and all of the Prior Investor's, CRL's or Morgan Stanley's Registrable Shares may be sold pursuant to Rule 144(k).

     2.13 "Stand-Off" Agreement. Each Stockholder, if requested by the Company and the managing underwriter of an offering by the Company of Common Stock or other securities of the Company pursuant to a Registration Statement, shall agree not to sell publicly or otherwise transfer or dispose of any Registrable Shares, Registrable Common Shares or other securities of the Company held by such Stockholder for a specified period of time (not to exceed 180 days) following the effective date of such Registration Statement; provided, that:

     (a) such agreement shall only apply to the first Registration Statement covering Common Stock to be sold on its behalf to the public in an underwritten offering; and

     (b) all Stockholders holding not less than the number of shares of Common Stock held by such Stockholder (including shares of Common Stock issuable upon the conversion of Shares, or other convertible securities, or upon the exercise of options, warrants (including the Warrants) or rights) and all officers and directors of the Company enter into similar agreements.

     3. Transfers of Certain Rights.

     3.1 Permitted Transfer. Subject to the provisions of Section 2.1 of this Agreement and the rights granted to each Stockholder pursuant to this Agreement may be transferred by such Stockholder to any person or entity who (i) acquires at least 20% of the Registrable Shares and Registrable Common Shares held by such Stockholder and (ii) holds, as a result of such acquisition, at least 10% of the outstanding Registrable Shares and Registrable Common Shares; provided, however, that the Company is given written notice by the transferee at the time of such transfer stating the name and address of the transferee and identifying the securities with respect to which such rights are being assigned; and provided further, that no such transferee may further transfer such rights to any person or entity unless such person or entity is acquiring 100% of the aggregate number of Registrable Shares and Registrable Common Shares purchased or otherwise acquired by such transferee at the time such transferee obtained such rights from such Stockholder. In the event of a transfer of the rights by a Stockholder, such Stockholder shall continue to be entitled to such rights with respect to the Registrable Shares and Registrable Common Shares still held by such Stockholder, but shall not be entitled to transfer such rights to any person or entity unless such person or entity is acquiring 100% of the aggregate number of Registrable Shares and Registrable Common Shares then held by such Stockholder.

     3.2 Transferees. Any transferee (other than a Stockholder who is a party to this Agreement) to whom rights hereunder are transferred shall, as a condition to such transfer, deliver to the Company a written instrument by which such transferee agrees to be bound by the obligations imposed upon holders of Registrable Shares and Registrable Common Shares under this Agreement to the same extent as if such transferee were a party hereto.

     3.3 Affiliates. Notwithstanding anything to the contrary herein, any Stockholder may transfer rights granted to it hereunder to any Affiliate of such Stockholder to whom Registrable Shares and Registrable Common Shares are transferred and who delivers to the Company a written instrument in accordance with Section 3.2 above and containing the representation that the transfer is exempt from registration under the Securities Act. In the event of such transfer, such Affiliate shall be deemed a Stockholder and may only again transfer such rights to any other person or entity if such person or entity is acquiring 100% of the aggregate number of Registrable Shares and Registrable Common Shares purchased or otherwise acquired by such Affiliate at the time such Affiliate obtained such rights from the Stockholder in accordance with, and subject to, the provisions of this Section 3.

     4. General.

     4.1 Notices. All notices, requests, consents and other communications under this Agreement shall be in writing and shall be delivered by hand, by telecopier, by overnight mail or mailed by first class certified or registered mail, return receipt requested, postage prepaid:

     If to the Company:

          Rory J. Cowan
          President & Chief Executive Officer
          950 Winter Street, Suite 4300
          Waltham, Massachusetts 02154

(or at such other address as may have been furnished in writing to the Prior Investors, CRL and Morgan Stanley by the Company)

          with a copy to:

               George W. Lloyd, Esq.
               Testa, Hurwitz & Thibeault, LLP
               High Street Tower
               125 High Street
               Boston, Massachusetts  02110

     If to a Prior Investor, CRL or Morgan Stanley, at its address set forth beneath its signature to this Agreement (or at such other address as may have been furnished in writing to the Company by such Purchaser).

     Notices provided in accordance with this Section 4 shall be deemed delivered upon personal delivery, receipt by telecopy or overnight mail, or 48 hours after deposit in the mail in accordance with the above.

     4.2 Entire Agreement. This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings relating to such subject matter.

     4.3 Amendments and Waivers. Except as otherwise expressly set forth in this Agreement, any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), with the written consent of the Company and the holders of not less than fifty-one percent (51%) of the Registrable Shares and the Registrable Common Shares; provided that this Agreement may be amended or modified with the consent of the holders of less than all of the shares of Series A Preferred and Series C Preferred and Warrants only in a manner which affects all shares of the Series A Preferred and Series C Preferred and Warrants in the same manner. No waivers of or exceptions to any term, condition or provision of this Agreement in any one or more instances shall be deemed to be, or construed as, a further or continuing waiver of any such term, condition or provision.

     4.4 Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

     4.5 Captions. The captions of the sections, subsections and paragraphs of this Agreement have been added for convenience only and shall not be deemed to be a part of this Agreement.

     4.6 Severability. Each provision of this Agreement shall be interpreted in such manner as to validate and give effect thereto to the fullest lawful extent, but if any provision of this Agreement is determined by a court of competent jurisdiction to be invalid or unenforceable under applicable law, such provision shall be ineffective only to the extent so determined and such invalidity or unenforceability shall not affect the remainder of such provision or the remaining provisions of this Agreement.

     4.7 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Massachusetts.

     5. Termination of Prior Registration Rights Agreement. By their execution of this Agreement, LTI and the Prior Investors who were parties to the Prior Registration Rights Agreement hereby terminate the Prior Registration Rights Agreement and the Company and the Prior Investors who were parties to the Prior Registration Rights Agreement hereby enter into this Restated Registration Rights Agreement.

     6. Subsequent Morgan Stanley Purchase. The Company and Morgan Stanley will subsequently enter into the Morgan Stanley Note and Warrant Purchase Agreement and LTHBV and Morgan Stanley will subsequently enter into the Morgan Stanley/LTHBV Note Purchase Agreement at such location, date and time as may be agreed upon by Morgan Stanley, the Company (the "Morgan Stanley Closing"). At the Morgan Stanley Closing, Morgan Stanley shall execute a counterpart of this Agreement countersigned by the Company and shall become entitled to the rights and benefits conferred hereby and shall be bound by the terms hereof as Warrant holder (in addition to being a holder of Preferred Stock). Each original signatory acknowledges and agrees that Morgan Stanley may become a party to this Agreement as a Warrant holder pursuant to this Section 6.

     IN WITNESS WHEREOF, the parties hereto have caused this Second Restated Registration Rights Agreement to be executed by their respective officers or representatives thereunto duly authorized, as of the date first above written.


                                LIONBRIDGE TECHNOLOGIES HOLDINGS, INC.


                                By:
                                   --------------------------------------
                                   Title:


                                CAPITAL RESOURCE LENDERS III, L.P.

                                By:  Capital Resource Partners III, L.C.,
                                     its General Partner

                                   By:
                                      -----------------------------------
                                      Member

                                PRIOR INVESTORS:

                                GLOBAL PRIVATE EQUITY II LIMITED PARTNERSHIP
                                By: Advent International Limited Partnership,
                                    General Partner

                                      By: Advent International Corporation,
                                          General Partner

                                          By:
                                             -----------------------------------


                                GLOBAL PRIVATE EQUITY II LIMITED - EUROPE
                                LIMITED PARTNERSHIP

                                By: Advent International Limited Partnership,
                                    General Partner

                                      By: Advent International Corporation,
                                          General Partner

                                          By:
                                             -----------------------------------


                                GLOBAL PRIVATE EQUITY II - PGGM LIMITED
                                PARTNERSHIP

                                By: Advent International Limited Partnership,
                                    General Partner

                                    By: Advent International Corporation,
                                        General Partner

                                        By:
                                           -------------------------------------

                                ADVENT EURO-ITALIAN DIRECT INVESTMENT
                                PROGRAM LIMITED PARTNERSHIP

                                By: Advent International Limited Partnership,
                                    General Partner

                                    By: Advent International Corporation,
                                        General Partner

                                        By:
                                           -------------------------------------


                                ADVENT PARTNERS LIMITED PARTNERSHIP

                                By: Advent International Limited Partnership,
                                    General Partner

                                    By:
                                       -----------------------------------------


                                MORGAN STANLEY VENTURE CAPITAL
                                FUND II ANNEX, L.P.

                                By: Morgan Stanley Venture Partners II, L.P.,
                                    its General Partner

                                    By: Morgan Stanley Venture Capital II, Inc.,
                                        Managing General Partner

                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:
                                           c/o Morgan Stanley Venture
                                            Partners II, L.P.
                                           1221 Avenue of the Americas
                                           New York, NY 10020

                                MORGAN STANLEY VENTURE INVESTORS ANNEX, L.P.

                                By: Morgan Stanley Venture Partners II, L.P.,
                                    its General Partner

                                    By: Morgan Stanley Venture Capital II, Inc.,
                                        Managing General Partner

                                        By:
                                           -------------------------------------
                                           Name:
                                           Title:
                                           c/o Morgan Stanley Venture
                                            Partners II, L.P.
                                           1221 Avenue of the Americas
                                           New York, NY 10020


                                ------------------------------------------------
                                Rory J. Cowan
                                281 Fairhaven Road
                                Concord, MA 01742


                                ------------------------------------------------
                                Milton Bordwin
                                87 Hillside Road
                                Newton, MA 02161


                                ------------------------------------------------
                                Marilyn Brady
                                105 Lexington Road
                                Concord, MA 01742


                                ------------------------------------------------
                                Barton L. Faber
                                4339 East Rose Lane
                                Paradise Valley, AZ 85238


                                ------------------------------------------------
                                Jeffrey M. Fitzgerald
                                37 Wedgewood Drive
                                Hopkinton, MA 01748

                                FRANKENBERG FAMILY TRUST,
                                ROBERT J. FRANKENBERG TTE,
                                LINDA L. FRANKENBERG, TTE


                                ------------------------------------------------
                                c/o Robert J. Frankenberg
                                701 East Sunburst Lane
                                Alpine, UT 84004


                                FLEET BANK, TRUSTEE FOR THE TH&T, LLP,
                                DEFERRED EARNINGS TRUST, F/B/O
                                GEORGE W. LLOYD


                                ------------------------------------------------
                                c/o George W. Lloyd
                                Testa, Hurwitz & Thibeault, LLP
                                High Street Tower
                                125 High Street
                                Boston, MA 02110


                                ------------------------------------------------
                                Stephen C. Morris
                                40 Coolidge Road
                                Concord, MA 01742


                                ------------------------------------------------
                                IEA Private Investments Ltd
                                c/o China Access Ltd.
                                Attn:  Mr. Mark Pu
                                25th Floor Penthouse
                                Prince's Building, Central
                                Hong Kong, China


                                ------------------------------------------------
                                Charles M. Sincerbeaux
                                15 Perry Lane
                                Weston, MA 02193

                                ------------------------------------------------
                                Paul Kavanagh
                                c/o Archachon
                                Strathmore Road
                                Killiney, Co. Dublin
                                Ireland


                                ------------------------------------------------
                                Kenneth Coleman
                                133 Shaw Road
                                Chestnut Hill, MA 02167


                                COWAN MANCHESTER TRUST DATED
                                9/22/94


                                By:
                                   ---------------------------------------------
                                   Milton Bordwin, Trustee


                                COWAN STREAM TRUST DATED
                                4/21/95


                                By:
                                   ---------------------------------------------
                                   Milton Bordwin, Trustee


AS TO SECTION 5 ONLY OF THIS
AGREEMENT:

LIONBRIDGE TECHNOLOGIES, INC.


By:
   ------------------------------------
   Title:

                                SECOND RESTATED
                         REGISTRATION RIGHTS AGREEMENT

                         MORGAN STANLEY SIGNATURE PAGE

The undersigned hereby executes the Second Restated Registration Rights Agreement (the "Agreement") by and among Lionbridge Technologies Holdings, Inc. (the "Company") and certain other parties which executed the same, and hereby agrees to all of the provisions of the Agreement and hereby authorizes this signature page to be attached, together with signature pages of the original signatories, to a counterpart of the Agreement.

                                  MORGAN STANLEY VENTURE CAPITAL
                                  FUND II ANNEX, L.P.

                                  By: Morgan Stanley Venture Partners II, L.P.
                                      its General Partner

                                      By: Morgan Stanley Venture Capital II,
                                          Inc., Managing General Partner

                                          By:
                                             -----------------------------------
                                             Name:
                                             Title:
                                             c/o Morgan Stanley Venture
                                             Partners II, L.P.
                                             1221 Avenue of the Americas
                                             New York, NY 10020

                                  MORGAN STANLEY VENTURE INVESTORS
                                  ANNEX, L.P.

                                  By: Morgan Stanley Venture Partners II, L.P.,
                                      its General Partner

                                      By: Morgan Stanley Venture Capital II,
                                          Inc. Managing General Partner

                                          By:
                                             -----------------------------------
                                             Name:
                                             Title:
                                             c/o Morgan Stanley Venture
                                             Partners II, L.P.
                                             1221 Avenue of the Americas
                                             New York, NY 10020

ACCEPTED AND AGREED:

LIONBRIDGE TECHNOLOGIES
HOLDINGS, INC.

By:
   ------------------------------------
Name:
     ----------------------------------
Title:
      ---------------------------------

                 SECOND RESTATED REGISTRATION RIGHTS AGREEMENT

                        CRP INVESTMENT PARTNERS III, LLC

     WHEREAS, pursuant to that certain Participation Agreement (the "Participation Agreement") dated as of February 27, 1999, by and between Capital Resource Lenders III, L.P. ("CRL") and CRP Investment Partners III, LLC ("CRIP"), CRL has (i) sold to CRIP a participation interest in the obligations of Lionbridge Technologies Holdings, Inc. (the "Company") to CRL under the First Amended and Restated Senior Subordinated Note Purchase Agreement, dated as of February 26, 1999, between CRL and the Company and (ii) assigned to CRIP the right to purchase 5,271 shares (the "Warrants") of common stock of the Company pursuant to Section 14 of that certain Common Stock Purchase Warrant purchased by CRL from the Company on February 26, 1999;

     WHEREAS, CRL, the Company, and various other third parties entered into a Second Restated Registration Rights Agreement (the "Registration Rights Agreement"), dated as of February 26, 1999, pursuant to which CRL obtained certain rights and assumed certain obligations with regard to the Warrants;

     WHEREAS, pursuant to Section 3.3 of the Registration Rights Agreement, CRIP hereby represents that the transfer of the Warrants is exempt from registration or any other filing under the Securities Act of 1933, as amended;

     WHEREAS, CRIP is an Affiliate (as defined in the Registration Rights Agreement) of CRL, and therefore the transfer to CRIP of the Warrants is a permitted transfer pursuant to Section 3.3 of the Registration Rights Agreement;

     NOW, THEREFORE, the undersigned hereby (i) executes the Registration Rights Agreement, (ii) agrees to be bound by all of the terms and conditions of the Registration Rights Agreement, (iii) agrees to be included in the definition of "Stockholders" (as such term is defined in the Registration Rights Agreement) for all purposes of the Registration Rights Agreement, (iv) agrees that the Warrants shall be included in the definition of "Warrants" in the Registration Rights Agreement; and (v) hereby authorizes this signature page to be attached, together with signature pages of the original signatories, to a counterpart of the Registration Rights Agreement.

                                          CRP INVESTMENT PARTNERS III, LLC

                                          By:
                                             -----------------------------------
                                             Member

ACCEPTED AND AGREED:

LIONBRIDGE TECHNOLOGIES
HOLDINGS,  INC.

By:
   ---------------------------------
   Stephen J. Lifshatz
   Treasurer